

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

November 27, 2007

Mr. David W. Honeyfield
Vice President – CFO, Secretary & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado  80203

> **Re:    St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 1-31539**

Dear Mr. Honeyfield:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 nd have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

General

1.    Make corresponding changes to all related disclosure in your Form 10-K and other Exchange Act filings, as appropriate.  This will eliminate the need for us to repeat comments for any corresponding disclosure that appears elsewhere in the Form 10-K or in your filings on Form 10-Q, for example.

Properties – page 23

2.      We note that the following comment was issued with regard to your Form 10-K for the year ended December 31, 2005. In response to our comment, you indicated that you would comply with disclosure requirements in future filings. Please revise your filing to comply with this earlier comment, or tell us how your current disclosure complies.

With regard to your disclosures of "PV-10 value," "Reserve replacement – including sales," and "Reserve replacement – excluding sales" on page 24 and elsewhere in your filing, please note that we consider these to be non-GAAP measures. As such, they must be accompanied by the appropriate disclosure required by Regulation S-K, Item 10(e). Your disclosure should include, among other things, a reconciliation to the most directly comparable GAAP measure. In the case of "PV-10 value," we consider the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69, to be the most directly comparable GAAP measure.

With regard to your reserve replacement measures, please:

- Describe how the ratios are calculated. We would expect the information used to calculate these ratios to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate these ratios using:

    o   non-proved reserve quantities, or,

    o   proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

    o   The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- ▪ Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- ▪ Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- ▪ Disclose how management uses these measures.

- ▪ Disclose the limitations of these measures.

Executive Officers of the Registrant, page 32

3.      Item 401 of Regulation S-K requires you to provide a complete five year biographical sketch for your officers and directors.  However, your disclosure in some sketches is ambiguous with regard to time or appears to leave substantial gaps in the five year period.  For example, Mr. Schuyler's sketch appears to have a gap of 17 months and Mr. Best's sketch has a gap of eight months, while up to eleven months of Mr. Ottoson's experience in 2006 is not clearly described.  Please revise to eliminate all gaps and ambiguities with regard to time in the sketches.

Controls and Procedures, page 70

4.      Given your need to amend your Form 10-K to correct certain financial and other disclosures, please explain to us why you state in the amended Form 10-K and in subsequent filings on Form 10-Q that your disclosure controls and procedures are effective.  Please explain to us in greater detail how and by whom the erroneous disclosure in your initial Form10-K was discovered.  Explain the specific steps that the company has taken, if any to prevent such errors from recurring in the future.  If appropriate, file amended reports to address this issue.  We may have additional comments.

Note 1 – Summary of Significant Accounting Policies, page F-8

Oil and Gas Producing Activities, page F-9

5.      You state that DD&A of capitalized costs is calculated using the units-of-production method based upon proved reserves.  Confirm to us and disclose in future filings, if true, that capitalized costs of exploratory wells that have found proved reserves and capitalized development costs are amortized on the basis of the total estimated units of proved developed reserves, rather than on the basis of all proved reserves, or revise your accounting accordingly.  Refer to SFAS 19, paragraph 35.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director